SECURITY NATIONAL FINANCIAL CORPORATION
5300 South 360 West, Suite 250
Salt Lake City, Utah 84123
Telephone (801) 264-1060

December 23, 2010

VIA EDGAR

U. S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Eric Envall

	Re:	Security National Financial Corporation
Form 10-K for Fiscal Year Ended December 31, 2009
Form 10-Q for Fiscal Quarter Ended September 30, 2010
File No. 000-09341

Dear Mr. Envall:

This will confirm that on December 23, 2010, in a conversation with Randall A. Mackey of Mackey Price & Mecham, counsel for Security National Financial Corporation (the “Company”), you agreed to extending the time until January 7, 2011 for the Company to file a response to the above-referenced comment letter dated December 20, 2010.

Very truly yours,

/s/ Stephen M. Sill

Stephen M. Sill
Vice President, Treasurer and
Chief Financial Officer